EXHIBIT 99.2

RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988

June 10, 2011

Board of Directors
West End Bank, S.B.
West End Bancshares, Inc.
West End Bank, MHC
34 South Seventh Street
Richmond, Indiana  47374

Re:          Plan of Conversion
West End Bank, S.B.
West End Bancshares, Inc.
West End Bank, MHC

Members of the Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of conversion adopted by the Board of Directors of West End Bank, MHC, (the “MHC”), West End Bancshares, Inc. and West End Bank, S.B., Richmond, Indiana, (collectively referred to as “West End” or the “Bank”).  Pursuant to the plan of conversion, the Bank will convert from mutual to stock form and issue all of the Bank’s outstanding capital stock to West End Indiana Bancshares, Inc. (the “Company”).  Simultaneously, the Company will offer shares of its common stock for sale in a public offering.

We understand that in accordance with the plan of conversion, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) tax-qualified employee benefit plans including the Bank’s employee stock ownership plan (the “ESOP”); (3) Supplemental Eligible Account Holders; and (4) Other Members.  Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:
(1)	the subscription rights will have no ascertainable market value; and
(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone.  Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,
RP® FINANCIAL, LC.
/s/ RP Financial, LC.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com